MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

August 27, 2009

VIA EDGAR
Mr. Patrick Scott
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MainStay VP Series Fund, Inc. Form N-14 File No. 333-160658

Dear Mr. Scott:

This letter responds to comments you provided telephonically and via e-mail on August 12, 2009 regarding the Form N-14 of the MainStay VP Series Fund, Inc. (the “Fund”), relating to reorganizations involving the following Portfolios, each a series of the Fund:

1.	MainStay VP Mid Cap Value Portfolio with and into MainStay VP ICAP Select Equity Portfolio; and

2.	MainStay VP Mid Cap Growth Portfolio with and into MainStay VP Mid Cap Core Portfolio.

Each of the above transactions is referred to as a “Reorganization” and collectively as the “Reorganizations.”  The Form N-14 was filed with the Commission on July 17, 2009.  Your comments and the Registrant’s responses thereto are provided below.

Comment 1:  You asked us to provide the file number for any documents incorporated by reference.

Response:   We have provided the requested information.

Comment 2:  You reminded us that if the Form N-14 incorporates by reference the Fund’s Semiannual Report for the period ended June 30, 2009, that the report must be filed before the Form N-14 is filed.

Response:  We have revised the Form N-14 so that it no longer incorporates by reference the Fund’s Semiannual Report for the period ended June 30, 2009.  We note that the Semiannual Report for the period ended June 30, 2009, has not yet been filed.

Comment 3:   Under the “Questions and Answers Relating to the Proposals” section on page Q-3, you asked that the response to the question “Will Acquired Portfolio Shareholders Bear the Expenses of the Reorganization” include an estimate of the cost associated with making portfolio adjustments in anticipation of the Reorganization, including brokerage fees and expenses.

Response:   We have added a discussion of the anticipated costs of the portfolio adjustments in anticipation of the Mid Cap Value Portfolio’s Reorganization to the section of the Proxy Statement/Prospectus entitled “Expenses of the Reorganizations” on pages 32-33.  With respect to the Mid Cap Growth Portfolio’s Reorganization, we have stated that it is not expected that there will be any significant portfolio adjustments made to the Mid Cap Growth Portfolio in connection with the Reorganization.

Comment 4:  In the section entitled “The Mid Cap Value Reorganization” on page 1 of the Proxy Statement/Prospectus, you asked that the sentence that states that “No sales charges will be imposed as a result of the Reorganization” be amended to reflect the indirect financial impact on shareholders, such as how the shareholder will be paying higher expenses as well as the cost of the Reorganization.

Response:  Consistent with your request, we have provided disclosure to more clearly reflect the indirect financial impact on shareholders.

Comment 5:  Under the “Fee Table” section on page 9, you asked that we include disclosure to indicate that a vote in favor of the Reorganization will result in higher expenses.

Response:  We have made revisions to address your request.

Comment 6:  Under the “Comparison of Fees and Expenses” section on page 9, you asked us to confirm the proposed combined management fees reported in the column heading “ICAP Select Equity Portfolio Pro Forma Combined.”

Response: The information reflects operating expenses in effect for the year ended December 31, 2008.  Prior to May 1, 2008, a lower fee structure was in place. We have added disclosure to this effect.

Comment 7:  In the section entitled, “In Considering Whether to Approve the Reorganization You Should Note That” on page 14, you asked that the bullets relating to the direct costs of the Reorganization and portfolio adjustments describe how the cost will be allocated among the different share classes.

Response:   We confirm that the expenses are allocated in accordance with the Fund’s 18f-3 plan, which would be evenly allocated across both initial and service class shares.

Comment 8:  In the same section on page 15, you asked us to confirm that the Mid Cap Growth Reorganization will not result in a dilution of the economic interests of the Mid Cap Growth Portfolio’s shareholders.

Response:  We confirm that this is a true statement.  The Board of Directors considered all relevant factors and concluded under Rule 17a-8 of the Investment Company Act of 1940 that the Mid Cap Growth Reorganization will not result in a dilution of the economic interests of the Mid Cap Growth Portfolio’s shareholders.

Comment 9:  In the “Expense Example” section on pages 10 and 22, you asked that we reword the first sentence of the paragraph preceding the example to clarify that the example shows hypothetical cost information relating to the target portfolio, the acquiring portfolio and the combined portfolio.

Response:  We have revised this section per your request.

Comment 10:  In the “Board Considerations” section on page 26, you asked whether the last bullet should state that the target portfolio will bear the costs associated with portfolio repositioning, as stated elsewhere in the proxy statement/prospectus.

Response:  We have revised this section per your request.

Comment 11:  In the section entitled, “Expenses of the Reorganization” on page 32, you asked us to discuss whether significant portfolio adjustments are expected to be made to Mid Cap Value Portfolio in connection with the reorganization, and if so, then to provide an estimate of the related costs expected to be incurred by shareholders.

Response:  We have revised this section per your request.

Comment 12:  In the section entitled “Taxes, Dividends and Distributions” on page 37, you asked us to confirm whether the discussion under the subsection entitled “Dividends and Distributions” is needed for those shareholders investing in the Portfolios.

Response:  We confirm that this information is needed for shareholders investing in the Portfolios, i.e., the separate accounts.

Comment 13:  In the “Capitalization” section on page 55 and 56, you asked us to include pro forma adjustments to reduce combined net assets to reflect (1) the payment of reorganization expenses by the portfolios, and (2) brokerage and other expenses incurred by the portfolios to reposition fund holdings in connection with the reorganizations.  You also requested that we include footnotes to explain the pro forma adjustments.

Response:  We have revised this section per your request.

Comment 14:  You asked us to consider disclosing whether, in order to approve the Reorganization, the Registrant imposes any requirement that a specific percentage of Policy Owners needs to provide instructions on how to vote their shares.

Response:  We confirm that neither the Registrant nor New York Life Insurance and Annuity Company (“NYLIAC”), as the record owner of the Portfolio’s shares held through its separate accounts, imposes any such requirement.

Comment 15:  In the section entitled, “Votes Necessary to Approve Each Reorganization,” you asked that we revise the disclosure to indicate whether NYLIAC imposes a minimum number of Policy Owners’ votes be cast before NYLIAC may begin mirror voting shares for which no instructions have been received from Policy Owners.

Response:  We confirm that the disclosure has been revised to note that no minimum number of voting instructions from Policy Owners is required before NYLIAC may vote the shares for which no voting instructions have been received.

Comment 16:  You noted that the majority of the shares of the Acquired Portfolios are held by NYLIAC via its separate accounts, and asked that we provide in our response letter any examples of a situation where a quorum would not be established where NYLIAC is present at a meeting.

Response:  We confirm that because NYLIAC, through its separate accounts, is the record owner of a majority of the Portfolio’s outstanding shares, it is expected that a quorum would be established if NYLIAC is present at a meeting, in person or by proxy.  Conversely, it would be very difficult to establish a quorum without NYLIAC’s presence at such meeting.

Comment 17:  In “Exhibit C” on page C-1, you asked that we delete the first sentence of the second paragraph since no interim period highlights are provided.

Response:  We have revised this section per your request.

Comment 18:  In the “Statement of Additional Information” cover page, you asked that we amend the reference to the annual report to shareholders to reflect the filing date of March 6, 2009.

Response:  We have revised this section per your request.

Comment 19:  In the “Pro Forma Schedules of Investments,” you asked that we include pro forma adjustments to reduce combined net assets to reflect (1) the payment of reorganization expenses by the portfolios, and (2) brokerage and other expenses incurred by the portfolios to reposition fund holdings in connection with the reorganizations.  You also asked that we include footnotes to explain the adjustments.

Response:  We have revised this section per your request.

Comment 20:  In the same section, you noted that since no adjustments to portfolio holdings are shown on the schedule, we should include a footnote stating that as of December 31, 2008 all of the holdings of the target portfolio would comply with the investment restrictions and/or compliance guidelines of the acquiring portfolio.

Response:  We have revised this section per your request.

Comment 23:  In the section entitled, “Pro Forma Statements of Assets and Liabilities,” you asked that we include pro forma adjustments to reduce combined net assets to reflect (1) the payment of reorganization expenses by the portfolios, and (2) brokerage and other expenses incurred by the portfolios to reposition fund holdings in connection with the reorganizations.  You also asked that we include footnotes to explain the adjustments.  Relatedly, you asked that we remove 'v154590' from the NAV of Initial Class shares of the combined Mid Cap Core Portfolio.

Response:  We have revised this section per your request.

Comment 24:  In the section entitled, “Pro Forma Statement of Operations,” you asked that we remove “Schedule of Investments” from the statement heading (Mid Cap Core Reorganization).

Response:  We have revised this section per your request.

Comment 25:  In the “Notes to the Pro Forma Financial Statements” section, you asked that in the first sentence of the last paragraph of Note 2 (ICAP Select Equity reorganization), we change the reference to the six months ended June 30, 2008 to the year ended December 31, 2008.

Response:  We have revised this section per your request.

Comment 26:  In the same Note 2, you also ask us to describe the adoption of FAS 157 by the portfolio, including a description of the various levels of inputs used in the valuation of portfolio holdings.

Response:  We have revised this section per your request.

Comment 27:  You asked us to provide the standard Tandy representation in our response letter.

Response:  We have provided the requested information below.

*           *           *           *           *
In addition to the above, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Form N-14;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Form N-14 reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

If you have any questions concerning the foregoing, please contact me at (973) 394-4436.

Sincerely,

/s/ Barry E. Simmons
Assistant Secretary MainStay VP Series Fund, Inc.

cc:           Anthony Burak
     Office of Chief Accountant
     Securities and Exchange Commission

Marguerite E.H. Morrison
     New York Life Investment Management LLC

Sander Bieber
     Dechert LLP